FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of April 2010

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



April 27, 2010


--------------------------------------------------------------------------------

RICOH                                                 April 27, 2010

                                 FLASH REPORT

                           Year ended March 31, 2010
         (Results for the Period from April 1, 2009 to March 31, 2010)
                       Three months ended March 31, 2010
        (Results for the Period from January 1, 2010 to March 31, 2010)

PERFORMANCE OUTLINE (CONSOLIDATED)

(1)  Year ended March 31, 2009, 2010 and Year ending March 31, 2011 (Forecast)

                                                                                                              (Billions of yen)
-------------------------------------------------------------------------------------------------------  ----------------------
                                                                   Year ended     Year ended              Year ending
                                                                 March 31, 2009 March 31, 2010           March 31, 2011
                                                                   (Results)      (Results)    Change      (Forecast)   Change
-------------------------------------------------------------------------------------------------------  ----------------------
   Domestic sales                                                      938.3          876.5      -6.6%        900.0        2.7%
   Overseas sales                                                    1,153.3        1,139.7      -1.2%      1,150.0        0.9%
Net sales                                                            2,091.6        2,016.3      -3.6%      2,050.0        1.7%
Gross profit                                                           854.3          822.3      -3.8%        835.0        1.5%
Operating income                                                        74.5           65.9     -11.5%         85.0       28.8%
Income before income taxes                                              30.9           57.5      85.9%         75.0       30.4%
Net income attributable to Ricoh Company, Ltd.                           6.5           27.8     326.8%         35.0       25.6%
-------------------------------------------------------------------------------------------------------  ----------------------
Exchange rate (Yen/US$)                                               100.55          92.91     -7.64         90.00      -2.91
Exchange rate (Yen/EURO)                                              143.74         131.21    -12.53        120.00     -11.21
-------------------------------------------------------------------------------------------------------  ----------------------
Net income attributable to Ricoh Company, Ltd. shareholders per
  share-basic (yen)                                                     9.02          38.41     29.39         48.24       9.83
Net income attributable to Ricoh Company, Ltd. shareholders per
  share-diluted (yen)                                                   8.75          37.36     28.61         46.92       9.56
-------------------------------------------------------------------------------------------------------  ----------------------
Return on equity attributable to Ricoh Company, Ltd.(%)                  0.6            2.9       2.3            --         --
Income before income taxes on total assets (%)                           1.3            2.3       1.0            --         --
Operating income on net sales (%)                                        3.6            3.3      -0.3           4.1        0.8
-------------------------------------------------------------------------------------------------------  ----------------------
Total assets                                                         2,513.4        2,383.9    -129.5            --         --
Shareholders' investment                                               975.3          973.3      -2.0            --         --
Interest-bearing debt                                                  779.1          684.4     -94.7            --         --
-------------------------------------------------------------------------------------------------------  ----------------------
Shareholders' investment ratio (%)                                      38.8           40.8       2.0            --         --
-------------------------------------------------------------------------------------------------------  ----------------------
Shareholders' investment per share (yen)                            1,344.08       1,341.45     -2.63            --         --
-------------------------------------------------------------------------------------------------------  ----------------------
Cash flows from operating activities                                    87.4          190.7     103.2            --         --
Cash flows from investing activities                                  -283.1          -89.5     193.6            --         --
Cash flows from financing activities                                   295.9         -113.3    -409.2            --         --
Cash and cash equivalents at end of period                             258.4          242.1     -16.3            --         --
-------------------------------------------------------------------------------------------------------  ----------------------
Capital expenditures                                                    96.9           66.9     -29.9          72.0        5.0
Depreciation for tangible fixed assets                                  74.8           70.3      -4.5          67.0       -3.3
R&D expenditures                                                       124.4          109.8     -14.5         112.0        2.1
-------------------------------------------------------------------------------------------------------  ----------------------
Number of employees (Japan) (thousand people)                           40.9           41.1       0.3            --         --
Number of employees (Overseas) (thousand people)                        67.6           67.4      -0.2            --         --
-------------------------------------------------------------------------------------------------------  ----------------------

                              RICOH COMPANY, LTD.

* Ricoh bases the forecast estimates for March 31, 2011 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

(2)  Three months ended March 31, 2009 and 2010

                                                                                                               (Billions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                     Three months ended Three months ended
                                                                                       March 31, 2010     March 31, 2009   Change
---------------------------------------------------------------------------------------------------------------------------------
   Domestic sales                                                                           233.4              250.0         7.1%
   Overseas sales                                                                           290.2              291.5         0.5%
Net sales                                                                                   523.6              541.6         3.4%
Gross profit                                                                                196.8              213.9         8.7%
Operating income                                                                            -11.8               28.2          --
Income before income taxes                                                                  -29.1               26.7          --
Net income attributable to Ricoh Company, Ltd.                                              -23.0               13.4          --
---------------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                                                     93.61              90.76       -2.85
Exchange rate (Yen/EURO)                                                                   122.35             125.64        3.29
---------------------------------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd. shareholders per share-basic (yen)          -31.92              18.54          --
Net income attributable to Ricoh Company, Ltd. shareholders per share-diluted (yen)            --              18.04          --
---------------------------------------------------------------------------------------------------------------------------------
Return on equity (%)                                                                         -2.2                1.4         3.6
Income before income taxes on total assets (%)                                               -1.2                1.1         2.3
Operating income on net sales (%)                                                            -2.3                5.2         7.5
---------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                                                         24.6               18.6        -5.9
Depreciation for tangible fixed assets                                                       19.8               18.4        -1.3
R&D expenditures                                                                             30.9               27.9        -2.9
---------------------------------------------------------------------------------------------------------------------------------

(3) Half year ended September 30, 2009 and Half year ending September 30, 2010 (Forecast)

                                                                           (Billions of yen)
---------------------------------------------------------------------------------------------
                                                 Half year ended    Half year ending
                                                September 30, 2009 September 30, 2010
                                                    (Results)          (Forecast)     Change
---------------------------------------------------------------------------------------------
   Domestic sales                                      421.6              430.0          2.0%
   Overseas sales                                      567.1              560.0         -1.3%
Net sales                                              988.7              990.0          0.1%
Gross profit                                           398.2              400.0          0.5%
Operating income                                        13.9               30.0        114.4%
Income before income taxes                               6.7               23.0        239.9%
Net income attributable to Ricoh Company, Ltd.           1.8                8.0        342.5%
---------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                95.56              90.00        -5.56
Exchange rate (Yen/EURO)                              133.24             120.00       -13.24
---------------------------------------------------------------------------------------------
Capital expenditures                                    38.4               42.0          3.5
Depreciation for tangible fixed assets                  33.9               30.0         -3.9
R&D expenditures                                        55.9               57.0          1.0
---------------------------------------------------------------------------------------------

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
FLASH REPORT (CONSOLIDATED RESULTS FOR THE YEAR ENDED MARCH 31, 2010)

1.   RESULTS FOR THE PERIOD FROM APRIL 1, 2009 TO MARCH 31, 2010

(1)  Operating Results

                                                              (Millions of yen)
-------------------------------------------------------------------------------
                                                    Year ended     Year ended
                                                  March 31, 2009 March 31, 2010
-------------------------------------------------------------------------------
Net sales                                           2,091,696      2,016,337
   (% change from the previous corresponding
     period)                                             -5.8           -3.6
Operating income                                       74,536         65,997
   (% change from the previous corresponding
     period)                                            -58.9          -11.5
Income before income taxes                             30,939         57,524
   (% change from the previous corresponding
     period)                                            -82.3           85.9
Net income attributable to Ricoh Company, Ltd.          6,530         27,873
   (% change from the previous corresponding
     period)                                            -93.9          326.8
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-basic (yen)                     9.02          38.41
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-diluted (yen)                   8.75          37.36
-------------------------------------------------------------------------------
Return on equity attributable to Ricoh Company,
  Ltd.(%)                                                 0.6            2.9
Income before income taxes on total assets (%)            1.3            2.3
Operating income on net sales (%)                         3.6            3.3
-------------------------------------------------------------------------------

Notes:

i. Equity in income of affiliates: Yen 6 million (Yen 71 million in previous fiscal year)

(2)  Financial Position

                                                              (Millions of yen)
-------------------------------------------------------------------------------
                                                  March 31, 2009 March 31, 2010
-------------------------------------------------------------------------------
Total assets                                        2,513,495      2,383,943
Total equity                                        1,024,350      1,023,874
Shareholders' investment                              975,373        973,341
Shareholders' investment ratio (%)                       38.8           40.8
Shareholders' investment per share (yen)             1,344.08       1,341.45
-------------------------------------------------------------------------------

(3)  Cash Flows

                                                              (Millions of yen)
-------------------------------------------------------------------------------
                                                    Year ended     Year ended
                                                  March 31, 2009 March 31, 2010
-------------------------------------------------------------------------------
Cash flows from operating activities                   87,488        190,703
Cash flows from investing activities                 -283,172        -89,570
Cash flows from financing activities                  295,914       -113,378
Cash and cash equivalents at end of period            258,484        242,165
-------------------------------------------------------------------------------

2.   DIVIDEND INFORMATION

                                                                        (Millions of yen)
------------------------------------------------------------------------------------------
                                                Year ended     Year ended    Year ending
                                              March 31, 2009 March 31, 2010 March 31, 2011
------------------------------------------------------------------------------------------
Cash dividends, applicable to the year (yen)       33.00          33.00         33.00
  Half year (yen)                                  18.00          16.50         16.50
  Year-end (yen)                                   15.00          16.50         16.50
Total annual dividends (millions of yen)          23,949         23,945            --
Payout Ratio (%)                                   365.9           85.9          68.4
Dividends on shareholders' equity (%)                2.3            2.3            --
------------------------------------------------------------------------------------------

3.   FORECAST OF OPERATING RESULTS FROM APRIL 1, 2010 TO MARCH 31, 2011

                                                              (Millions of yen)
-------------------------------------------------------------------------------
                                              Half year ending    Year ending
                                             September 30, 2010  March 31, 2011
-------------------------------------------------------------------------------
Net sales                                         990,000          2,050,000
Operating income                                   30,000             85,000
Income before income taxes                         23,000             75,000
-------------------------------------------------------------------------------
Net income attributable to Ricoh Company,
  Ltd.                                              8,000             35,000
-------------------------------------------------------------------------------
Net income attributable to Ricoh Company,
  Ltd. shareholders per share (yen)                 11.03              48.24
-------------------------------------------------------------------------------

4.   OTHERS

(1)  Changes in significant subsidiaries: No

(2)  Change in accounting method has been made.

(3)  Number of common stock outstanding (including treasury stock):

As of March 31, 2010  744,912,078 shares As of March 31, 2009 744,912,078 shares

(4)  Number of treasury stock:

As of March 31, 2010  19,320,723 shares As of March 31, 2009 19,232,352 shares

(REFERENCE) NON-CONSOLIDATED INFORMATION

1.   RESULTS FOR THE PERIOD FROM APRIL 1, 2009 TO MARCH 31, 2010

(1)  Operating Results

                                                              (Millions of yen)
-------------------------------------------------------------------------------
                                                    Year ended     Year ended
                                                  March 31, 2009 March 31, 2010
-------------------------------------------------------------------------------
Net sales                                            948,325        849,037
   (% change from the previous corresponding period)
                                                        -8.5          -10.5
Operating income                                      25,190         14,702
   (% change from the previous corresponding period)
                                                       -64.3          -41.6
Ordinary income                                       39,744         26,909
   (% change from the previous corresponding period)
                                                       -50.1          -32.3
Net income                                            23,091         23,305
   (% change from the previous corresponding period)
                                                       -57.8            0.9
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-basic (yen)                   31.90          32.12
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-diluted (yen)                 31.01          31.22
-------------------------------------------------------------------------------

(2)  Financial Position

                                                              (Millions of yen)
-------------------------------------------------------------------------------
                                                  March 31, 2009 March 31, 2010
-------------------------------------------------------------------------------
Total assets                                        1,260,601      1,272,977
Net assets                                            764,782        767,065
Equity ratio (%)                                         60.7           60.3
Net assets per share (yen)                           1,053.88       1,057.15
-------------------------------------------------------------------------------

* Equity capital  March 31,2010  Yen 767,065 million March 31,2009  Yen 764,782 million

1.   PERFORMANCE

(1)  OPERATING RESULTS

*Overview

Consolidated net sales of Ricoh Group for fiscal year 2009 (April 1, 2009 to March 31, 2010) decreased by 3.6% from the previous corresponding period, to Yen 2,016.3 billion. During this period, the average yen exchange rates were Yen 92.91 against the U.S. dollar (up Yen 7.64) and Yen 131.21 against the euro (up Yen 12.53). Sales would have increased by 1.1% excluding the effects of foreign currency exchange fluctuations.

The Japanese economy has shown some recovery from one of the worst downturns in decades starting from the second half of the previous year. However, there is as yet no sign of a self-sustaining recovery and uncertainty remains high. The business environment surrounding our company has shown some modest recovery in the latter half of the year, but the situation continues to be harsh. Under such conditions domestic sales in all the segments such as the Imaging & Solutions, Industrial Products and Other decreased 6.6% from the previous fiscal year.

Our overseas sales remained severe due to the flagging economy and appreciation of the yen. Even under these conditions, the Americas region showed a 10.9% sales increase (20.2% increase less exchange rate effect) year on year due to the strengthened sales structure and expansion of sales channel through the acquisition of IKON. Meanwhile, sales in the European region decreased 12.4% (4.1% decrease less exchange rate effect) year on year, China, Asia and other regions showed a 2.8% decrease (3.3% increase less exchange rate effect) in sales, even though there were improvements in the latter half of the year. As a result, total overseas sales has decreased by 1.2%. Overseas sales would have increased by 7.3% from the previous corresponding period, excluding the effects of foreign currency fluctuations.

Consolidated gross profit decreased by 3.8% from the previous corresponding period, to Yen 822.3 billion due to the decrease in sales and the appreciation of the yen.

Selling, general and administrative expenses decreased by 3.0% as compared to the previous corresponding period, to Yen 756.3 billion due to restructuring activities initiated by the company. This reduction was achieved despite the fact that IKON was included into the consolidated financial statements from the third quarter of the previous fiscal year.

As a result, operating income decreased by 11.5% from the previous corresponding period, to Yen 65.9 billion.

Other (income) expense were reduced compared to previous fiscal year. Income before income taxes increased by 85.9% to Yen 57.5 billion from the previous corresponding period.

As a result, net income attributable to Ricoh Company, Ltd. increased by Yen
21.3 billion from the previous corresponding period, to Yen 27.8 billion.

Cash and cash equivalents decreased from the end of the previous corresponding period to a standard level to reflect upon the current financial situation. Inventory decreased due to inventory adjustment. As a result, total assets decreased by Yen 129.5 billion from the end of the previous corresponding period, to Yen 2,383.9 billion.

Interest-bearing debt decreased by Yen 94.7 billion from the end of the previous corresponding period, to Yen 684.4 billion due to compression of free cash flow and cash and cash equivalents.

For net assets, retained earnings fluctuated due to payment of dividends and net income attributable to Ricoh Company, Ltd. Moreover, increase in the amount of foreign currency translation adjustments due to exchange rate fluctuations caused other comprehensive income to increase from the previous corresponding period. As a result, shareholders' equity decreased by Yen 2.0 billion from the end of the previous corresponding period, to Yen 973.3 billion. Furthermore, from fiscal 2010 the company adopted FASB Accounting Standards Codification Topic 810 (formerly SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements--an amendment to ARB No.50"). This standard changes the presentation and disclosure of noncontrolling interests in subsidiaries, formerly known as minority interest, within the net asset portion of the consolidated financial statements. Net assets including noncontrolling interests amount to Yen 1,023.8 billion. Total net assets decreased by Yen 0.4 billion from the end of the previous corresponding period when comparing figures have been reclassified to conform to the current year's presentation.

A year-end cash dividend of Yen 16.50 per share is proposed. Combined with the interim dividend of Yen 16.50 per share, the total dividend for the fiscal year ended March 31, 2009 will be Yen 33.00 per share.

*Consolidated Sales by Product Line

Imaging & Solutions (Sales down 2.3% to Yen 1,790.2 billion)
------------------------------------------------------------

Net sales in the Imaging & Solutions segment which consists of Imaging Solutions and Network System Solutions decreased by 2.3% from the previous corresponding period, to Yen 1,790.2 billion.

The breakdown of sales for Imaging Solutions and Network System Solutions is as shown below.

The sales would have increased by 2.8% excluding the effects of foreign currency fluctuations.

   Imaging Solutions (Sales down 5.2% to Yen 1,516.1 billion)
   ----------------------------------------------------------

   Acquisition of IKON in the previous fiscal year has contributed to both the strengething of the sales structure and increasing sales of printers and MFP in the Americas region market. However, due to the economic downturn and appreciation of the yen, sales have dropped in all other regions. Sales in this category decreased by 5.2% as compared to the previous corresponding period, to Yen 1,516.1 billion.

   Sales would have increased by 0.2% excluding the effects of foreign currency fluctuations.

   Network System Solutions (Sales up 16.9% to Yen 274.0 billion)
   ------------------------------------------------------------

   Sales in this category increased by 16.9% as compared to the previous corresponding period, to Yen 274 billion due to the strengthening of direct sales.

Industrial Products (Sales down 12.0% to Yen 101.6 billion)
-----------------------------------------------------------

Net sales in the Industrial Products segment decreased by 12.0% from the previous corresponding period, to Yen 101.6 billion. Sales of thermal media, semiconductor devices and electronic components decreased.

Other (Sales down 13.0% to Yen 124.4 billion)
---------------------------------------------

Net sales in this category decreased by 13.0% from the previous corresponding period, to Yen 124.4 billion.

[Graph 1] Consolidated sales by Product Line
The graphs are omitted. The data in the omitted graphs can be shown at the schedule 1 in APPENDIX B.

* Consolidated Sales by Geographic Area

Japan (Sales down 6.6% to Yen 876.5 billion)
--------------------------------------------

The Japanese economy has shown signs of recovery from one of the worst downturns in decades starting from the second half of the previous year but the stock market remains stagnant, capital assets have been held back due to sluggish sales performance and appreciation of the yen, and personal consumption remain weak. The business environment surrounding our company has shown some modest recovery in the latter half of the year, but the situation continues to be harsh. Under such conditions domestic sales in all the segments such as the Imaging & Solutions, Industrial Products and Other decreased.

Overall sales in Japan decreased by 6.6% from the previous corresponding period, to Yen 876.5 billion.

The Americas (Sales up 10.9% to Yen 557.6 billion)
--------------------------------------------------

Economic slowdown and exchange rate fluctuation had an effect on the overall performance in the Americas region economy, but due to the strengthened sales structure and expansion of sales channel through the acquisition of IKON, sales in the Imaging & Solutions segment increased from the previous fiscal year.

As a result, overall sales in the Americas increased by 10.9% from the previous corresponding period, to Yen 557.6 billion. The sales in this area would have increased by 20.2% excluding the effects of foreign currency fluctuations.

Europe (Sales down 12.4% to Yen 458.5 billion)
----------------------------------------------

In addition to the economic downturn in the later half of the year, the debt crisis in Greece and Dubai have all contributed to the prolonged economic stagnation in the European region. Due to such situation, the euro depreciated sharply against the yen. In the severe business environment, sales in the Imaging & Solutions segment as well as sales in Industrial Products and Other segments all decreased from the previous corresponding period.

As a result, overall sales in Europe decreased by 12.4% from the previous corresponding period, to Yen 458.5 billion. The sales in this area would have decreased by 4.1% excluding the effects of foreign currency fluctuations.

Other (Sales down 2.8% to Yen 123.4 billion)
--------------------------------------------

The Other segment includes China, other Asian countries and Oceania. Due mainly to the appreciation of the yen, sales in the Imaging & Solutions segment as well as sales in Industrial Products and Other segments all decreased from the previous corresponding period.

As a result, overall sales in Other decreased by 2.8% from the previous corresponding period, to Yen 123.4 billion. The sales in this area would have increased by 3.3% excluding the effects of foreign currency fluctuations.

[Graph 2] Consolidated sales by geographic area
The graphs are omitted. The data in the omitted graphs can be shown at the schedule 2 in APPENDIX B.

*Segment Information

Business Segment
----------------

Imaging & Solutions
-------------------

Sales of Imaging & Solutions segment increased in the Americas region due to the strengthened sales structure and expansion of sales channel through the acquisition of IKON. However, sales in other regions have dropped due to the stagnant economic recovery and appreciation of the yen. As a result, overall sales within the Imaging & Solutions segment decreased by 2.3% from the previous corresponding period, to Yen 1,790.2 billion.

Operating income decreased by 3.4% from the previous corresponding period, to Yen 140.4 billion due to decrease in sales and the appreciation of the yen.

Industrial Products
-------------------

Sales in semiconductors, thermal media and electronic components decreased. As a result, overall sales in the Industrial Products segment decreased by 11.3% from the previous corresponding period, to Yen 106.1 billion. Reduction of costs and cutback in spending have both contributed to reducing the amount of total operating loss.

Other
-----

Sales of digital camera decreased. As a result, sales in the Other segment decreased by 13.0% from the previous corresponding period to Yen 124.4 billion, and operating loss amounted to Yen 3.4 billion.

                                                                 (Billions of yen)
----------------------------------------------------------------------------------
                                     Year ended     Year ended
                                   March 31, 2009 March 31, 2010    Change (%)
----------------------------------------------------------------------------------
Imaging & Solutions:
   Net sales                          1,833.0        1,790.2              -2.3
   Operating income                     145.3          140.4              -3.4
          Operating income
            on sales(%)                   7.9            7.8        -0.1points
       Identifiable assets            1,870.1        1,827.0              -2.3
       Capital expenditures              87.6           60.4             -31.0
       Depreciation                      64.3           62.4              -3.0
----------------------------------------------------------------------------------
Industrial Products:
   Net sales                            119.6          106.1             -11.3
   Operating income                      -4.9           -1.3                --
          Operating income
            on sales(%)                  -4.1           -1.3        -2.8points
       Identifiable assets               83.4           78.4              -5.9
       Capital expenditures               4.5            3.3             -27.4
       Depreciation                       6.1            4.3             -28.5
----------------------------------------------------------------------------------
Other:
   Net sales                            143.0          124.4             -13.0
   Operating income                       0.3           -3.4                --
          Operating income
            on sales(%)                   0.3           -2.8        -3.1points
       Identifiable assets               97.0           89.3              -8.0
       Capital expenditures               2.7            1.5             -44.1
       Depreciation                       2.4            1.9             -21.3
----------------------------------------------------------------------------------

Geographic Segment
------------------

Japan
-----

Due to global recession and the appreciation of the Yen, overall sales in Japan decreased by 8.6% from the previous corresponding period, to Yen 1,273.4 billion. Consequently, operating income decreased by 46.3% to Yen 33.0 billion and operating income on net sales decreased by 1.8 percentage points to 2.6%.

The Americas
------------

The strengthened sales structure and expansion of sales channel through the acquisition of IKON have contributed to the increase in sales by 10.5% to Yen
560.0 billion. Total operating loss was reduced to Yen 11.8 billion compared to the pervious corresponding period.

Europe
------

Sales decreased due to business recession in Europe. As a result, net consolidated sales in Europe decreased by 11.6% to Yen 463.0 billion. Operating income, on the other hand, increased by 55.4% from the pervious corresponding period, to Yen 30.1 billion due to strengething of sales structures and other restructuring activities.

Other
-----

Even though there were signs of recovery in other segmented regions, the appreciation of the yen has caused sales to decrease by 7.4% from the previous corresponding period, to Yen 245.9 billion. Operating income, on the other hand, increased by 13.0% from the pervious corresponding period, to Yen 14.3 billion due to the cost reduction activities conducted by sales subsidiaries in China.

[Graph 3] Geographic segment information
The graphs are omitted. The data in the omitted graphs can be shown at the schedule 3 in APPENDIX B.

*Forecast for the entire fiscal year

Economic projections and Ricoh Group's strategies for fiscal year 2010
----------------------------------------------------------------------

The global economy has shown slight sign of recovery in the latter of the fiscal year from the serious recession as the financial crisis, the deteriorating employment conditions, the decline in the personal consumption and other factors triggered by subprime loan crisis. However, there is no strong feeling of recovery and considering weak employment in European market and financial crisis in Greece, the sense of uncertainty is expected to continue.

Customer needs will become increasingly diversified in the Ricoh Group's markets. Competition is expected to heat up in the area of Imaging & Solutions, especially the area of color products and solution business. Competition is expected to be fierce in both the Industrial Products and Other segments as companies try to respond to ever-diversifying customer needs.

Even under current economic conditions, we will continue expand our business and implement structural reform to strengthen the company's financial and business position to be prepared for facing the challenges of the future.

Our performance forecast for fiscal year 2010 is as follows:
Exchange Rate Assumptions for the full year ended March 31, 2011
US$ 1 = Yen 90.00 (Yen 92.91 in previous fiscal year)
EURO 1 = Yen 120.00 (Yen 131.21 in previous fiscal year)

                                                             (Billions of yen)
------------------------------------------------------------------------------
                                 Year ended    Year ending
                               March 31, 2010 March 31, 2011
                                 (Results)      (Forecast)        Change
------------------------------------------------------------------------------
   Domestic sales                   876.5          900.0            2.7%
   Overseas sales                 1,139.7        1,150.0            0.9%
Net sales                         2,016.3        2,050.0            1.7%
Gross profit                        822.3          835.0            1.5%
Operating income                     65.9           85.0           28.8%
Income before income taxes           57.5           75.0           30.4%
Net income attributable to
  Ricoh Company, Ltd.                27.8           35.0           25.6%
------------------------------------------------------------------------------
Notes:

* Ricoh bases the forecast estimates for the year ending March 31, 2010 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

(2)  FINANCIAL POSITION

A)   Assets, Liabilities, and Equity at Year-End

                                                                  (Billions of yen)
-----------------------------------------------------------------------------------
                                    March 31, 2009 March 31, 2010      Change
-----------------------------------------------------------------------------------
Total Assets                           2,513.4        2,383.9            -129.5
Total Equity                           1,024.4        1,023.8              -0.4
Shareholders' investment                 975.3          973.3              -2.0
Shareholders' investment ratio (%)       38.8%          40.8%        -2.0points
-----------------------------------------------------------------------------------

For Assets, cash and cash equivalents decreased from the end of the previous corresponding period to a standard level to reflect upon the current financial situation. In addition, inventory decreased due primarily to continuous activities in supply chain management. As a result, total assets decreased by Yen 129.5 billion to Yen 2,383.9 billion.

For Liabilities, interest-bearing debt decreased by Yen 129.0 billion from the end of the previous corresponding period, to Yen 1,360.0 billion due to compression of free cash flow and cash and cash equivalents.

For the shareholders' equity, retained earnings fluctuated due to payment of dividends and net income attributable to Ricoh Company, Ltd. Moreover, increase in the amount of foreign currency translation adjustments due to exchange rate fluctuations caused other comprehensive income to increase from the previous corresponding period. Total shareholders' investment decreased by Yen 0.4 billion from the end of the previous corresponding period, to Yen 1023.8billion.

B)  Cash Flows

                                                                           (Billions of yen)
--------------------------------------------------------------------------------------------
                                               Year ended     Year ended
                                             March 31, 2009 March 31, 2010      Change
--------------------------------------------------------------------------------------------
Cash flows from operating activities               87.4          190.7           103.2
Cash flows from investing activities             -283.1          -89.5           193.6
Cash flows from financing activities              295.9         -113.3          -409.2
Cash and Cash Equivalents at end of period        258.4          242.1           -16.3
--------------------------------------------------------------------------------------------

Net cash provided by operating activities increased by Yen 103.2 billion from the previous corresponding period, to Yen 190.7 billion due primarily to increase of net income attributable to Ricoh Company, Ltd. and inventory reduction due from continuous activities in supply chain management.

Net cash used in investing activities decreased by Yen 193.6 billion to Yen
89.5 billion from the previous corresponding period. Net cash used in investing activities in the previous corresponding period consisted primarily of a payment in connection with the acquisition of IKON.

As a result, free cash flow generated from operating activities and investment activities increased to Yen 101.1 billion while cash outflows amounted to Yen
195.6 billion in the previous corresponding period.

Net cash used in financing activities amounted to Yen 113.3 billion due primarily to decrease of interest bearing debt by using free cash flow generated in this fiscal year and available cash and cash equivalents.

As a result of the above, cash and cash equivalents as of the end of this fiscal year decreased by Yen 16.3 billion from the end of the previous corresponding period, to Yen 242.1 billion.

C)  Cash Flow Indices

-----------------------------------------------------------------------------------------------------------------------
                                               Year ended     Year ended     Year ended     Year ended     Year ended
                                             March 31, 2006 March 31, 2007 March 31, 2008 March 31, 2009 March 31, 2010
-----------------------------------------------------------------------------------------------------------------------
Total Equity / Total assets                       47.0%          47.7%          48.8%          38.8%          40.8%
Market capitalization / Total assets              82.2%          86.4%          53.3%          33.6%          44.4%
Interest bearing debt / Operating cash flow        2.2            2.5            2.0            8.9            3.6
Operating cash flow / Interest expense            33.7           22.8           40.2           14.9           23.4
-----------------------------------------------------------------------------------------------------------------------

Notes:

i.   All indices are calculated based on consolidated data.
ii. Market capitalization equals the stock price at the end of fiscal year multiples by the number of shares outstanding at the end of fiscal year.
iii. Operating cash flows is shown in consolidated statement of cash flow. Interest bearing debt equals all debt in consolidated balance sheets.

(3) DIVIDEND POLICY

       Ricoh endeavors to ensure that policies are regularly updated to take the dividend payout ratio into consideration in the payment of dividends, while at the same time increasing retained earnings for the enhancement of corporate structure and the new business generation. Furthermore, these retained earnings will be used both in the reinforcement of core businesses and for investment in new fields with both medium-term and long-term perspectives.

       The total dividend per share for the fiscal year ended March 31, 2010 will be Yen 33.00 (same as the dividend for the fiscal year ended
       March 31, 2009) and for the fiscal year ended March 31, 2011 will be Yen
       33.00 respectively.

(4) RISK FACTORS

       Ricoh is exposed to various risks which include the risks listed below. Although certain risks that may affect Ricoh's businesses are listed in this section, this list is not exhaustive. Ricoh's business may in the future also be affected by other risks that are currently unknown or that are not currently considered significant or material.

          -Ability to respond to rapid technological changes in the document imaging and management industry

          -Highly competitive markets

          -The risks of international operations and the risks of overseas expansion

          -Economic trends in Ricoh's major markets

          -Foreign exchange fluctuations

          -Crude oil price fluctuations

          -Government regulation that can limit its activities or increase its cost of operations

          -Internal control evaluations and attestation over financial reporting under section 404 of the Sarbanes-Oxley Act of 2002

          -Dependence on protecting its intellectual property rights

          -Dependence on securing and retaining specially skilled personnel

          -Adverse affection by its employee benefit obligations

          -Environmental laws and regulations

          -Risks associated with Ricoh's equipment financing business

          -Product liability claims that could significantly affect its financial condition

          -Alliances with other entities

          -Catastrophic disaster, information technology problems or infectious diseases

2. GROUP POSITION

The Ricoh Group comprises 266 subsidiaries and 6 affiliates as of March 31,
2010.

Their development, manufacturing, sales, and service activities center on Office Solutions, Industrial Products, and Other.

Ricoh Company, Ltd., a parent company, heads development. The parent company and subsidiaries or affiliates maintain an integrated domestic and international manufacturing structure. Below, we have listed our main product areas and the positions of key subsidiaries and affiliates.

[Imaging & Solutions]

In this business category, Ricoh provides products and systems that support the enhancement of the office productivity of customers. Major products include:

Digital/analog copiers, MFPs (multifunctional printers), laser printers, facsimile machines, and digital duplicators. Ricoh also provides solution systems including personal computers and servers, utilizing its information technology. Another business Ricoh also provides are support, service, and related supplies, as well as support and service including IT environment setup and network administration.

[Main Subsidiaries and Affiliates]

Production
   Japan...Tohoku Ricoh Co., Ltd., Ricoh Elemex Corporation,
       Ricoh Unitechno Co., Ltd., Hasama Ricoh Inc.,
       Ricoh Microelectronics Co., Ltd., Ricoh Keiki Co., Ltd., and Ricoh Printing Systems, Ltd.
   The Americas...Ricoh Electronics, Inc.
   Europe...Ricoh UK Products Ltd., Ricoh Industrie France S.A.S.
   Other regions...Ricoh Asia Industry (Shenzhen) Ltd.,
       Shanghai Ricoh Digital Equipment Co., Ltd.

Sales and Service
   Japan...Ricoh Hokkaido Co., Ltd., Ricoh Tohoku Co., Ltd.,
       Ricoh Sales Co., Ltd., Ricoh Chubu Co., Ltd.,
       Ricoh Kansai Co., Ltd., Ricoh Chugoku Co., Ltd.,
       Ricoh Kyushu Co., Ltd., Ricoh Technosystems Co., Ltd.,
       Ricoh Leasing Co., Ltd., and Ricoh Logistics System Co., Ltd.
   The Americas...Ricoh Americas Corporation,
       InfoPrint Solutions Company, LLC, IKON Office Solutions, Inc. Europe...Ricoh Europe PLC, Ricoh Deutschland GmbH, Ricoh UK Ltd.,
       Ricoh France S.A.S., Ricoh Espana S.L.U., Ricoh Italia S.p.A.
       and NRG Group PLC
   Other regions...Ricoh China Co., Ltd., Ricoh Hong Kong Ltd.,
       Ricoh Asia Pacific Operations Ltd., Ricoh Asia Pacific Pte. Ltd., Ricoh Australia Pty, Ltd., and Ricoh New Zealand Ltd.

[Industrial Products]
Manufacturing and marketing thermal media, optical equipments, semiconductors, electronic component and measuring equipments

[Main Subsidiaries and Affiliates]
Production and Sales

   Japan...Ricoh Optical Industries Co., Ltd., Ricoh Elemex Corporation, and
       Ricoh Microelectronics Co., Ltd.
   The Americas...Ricoh Electronics, Inc.
   Europe...Ricoh Industrie France S.A.S.

[Other]
Supplying optical discs and digital camera, and providing leasing and logistics services

[Main Subsidiaries and Affiliates]

Sales
   Ricoh Americas Corporation, Ricoh Europe PLC
Other
   Ricoh Leasing Co., Ltd., Ricoh Logistics System Co., Ltd.

[Chart of Business System]
The following chart is showing the group positions.

[Chart of Business System]
The chart of group position is omitted.

3. MANAGEMENT POLICY

(1) Basic Management Policy

Ricoh Group announced a group vision "Winner in the 21st Century" (Build a strong global RICOH brand), and aims to gain the strong trust of customers by continually contributing to greater customer productivity and knowledge creation, thereby continuing to develop. To these ends, Ricoh is providing innovative products and services for all customers who handle information at work in offices and in their lives out of the office, based on the Ricoh values of "Harmonize with the environment", "Simplify your life and work", and "Support knowledge management".

In the 16th Mid-Term Management Plan for the period April 2008 to March 2011, the following 5 basic strategies are established for group management.
     i.   Become the top company in targeted business areas
     ii.  Strengthen and accelerate environmental management
     iii. Promote Ricoh Quality
     iv.  Create new business lines
     v.   Build a strong global RICOH brand

(2) Medium and Long Term Management Strategy

Up to now, in Ricoh Group's main business of Imaging & office solutions, in addition to manufacturing and sales of simple copying machines and printers, Ricoh has provided document management systems through digital image equipment and networking, thereby improving customers' businesses. Ricoh also implemented reforms for a higher productivity business structure.

Specifically, "Work flow", "Security", "TCO (Total Cost of Ownership)", "Compliance", and "Environment" are important issues for customers. Ricoh will focus on these to provide greater customer value.

For example, Ricoh will construct and apply document systems with centralized storage, search and output functions, and provide management services of customer's concentrated output center and multiple output devices. Furthermore, Ricoh will support utilization of IT solutions and provide IT services emphasized on customer's security and business continuity, and thereby contribute to raising overall customer business productivity.

Ricoh continues to develop production printing business, and provides suitable solutions such as workflow improvement, in order to meet the requirements of all customers.

In the industrial market, allocation of business resources is focused on businesses where large growth is expected. Ricoh will put efforts into strengthening cooperation between technical fields and business areas in order to combine diverse fields and create new businesses.

Ricoh is also making further advances in business development in emerging markets mainly China, in both the Imaging & office solutions market and the industrial market.

In order to increase or create customer value and boost earning power in each business, it is important to secure competitive superiority through technology. Ricoh will continue to actively work to strengthen its technical abilities.

Basic strategy achievements this period until today are as follows.

In the Imaging & office solutions market, Ricoh continually creates new color multifunction machines and color laser printers, further enhancing the product line. As to digital color printers, Ricoh released imagio MP C7501 with high productivity of printing 70 pages per minute and high image quality satisfies the needs of device consolidation in general offices, and also meet the light production needs of data center in major accounts and printing service industries.

Ricoh released imagio MP C1800 series with the advanced features in low price and pursuing space saving mainly for the small offices.

Furthermore, Ricoh accomplished to release imagio MP 6001GP with the world's first toner utilizing biomass resins that are recyclable and contribute less to global warming.

By achieving excellent environmental performance, higher image quality, and advanced security functions in these new product launches, Ricoh's stronger product line has led it to attain large market shares in color copier/multifunction equipment markets in Japan and overseas.

We have introduced the new Ricoh IPSiO GX e3300, the latest installment in our Jel-jet line of color-inkjet printers. The Ricoh IPSiO GX e3300 can be used in various work environments that require speed and durability of a laser printer at the affordability and convenience of an inkjet color printer.

According to J.D. Powers Asia-Pacific "2009 Japan Color Copier Customer Satisfaction Study", Ricoh was ranked the highest in color copier customer satisfaction for both large and small/medium-sized businesses. We also received the number 1 ranking in J.D. Powers Asia-Pacific "2009 Japan Color Printer Customer Satisfaction Study". As a company, we will continually strive to provide the best products and services to our customers.

We have streamlined our development and sales structure, which includes business resources acquired through merger & acquisition, as a part of the company's strategy to expand the production printing business.

We have collaborated the product planning, development, product and sales departments within our industrial products segment (such as semiconductor, electrical component and optical equipments) in aims to deliver new value added devices and modules.

Projection system business was launched as part of our mission to increase the value provided to our customers in the field of communications, including projection and sound. With years of experience in the field of optical and processing technology, powerful customer relations and a worldwide technical support & services network, we can provide the whole process from manufacturing components and units to providing customers with solutions proposals & sales, installation and maintenance services as a one stop solution provider.

(3) Issues to Face

Even though there are signs of recovery from one of the worst recessions in decades, we expect the severe business environment will continue throughout the world economy.

The Ricoh Group will strive to further execute "high efficiency management", which is one of our ongoing challenges. We are rapidly switching to a management structure under which revenues can be surely maintained and preserved even in circumstances of weak demand. We will maximize earnings by thoroughly carrying out a range of measures as part of our various structural innovations in development, production, sales, etc., and by shifting resources to more profitable businesses.

We also aim to expand our field of business so as to participate in new growth enterprises. We recognize that another vital issue is ensuring that our achievements from investments, accumulated up until now, lead to earnings. In addition, we will strengthen the distribution of management resources to new business including the shift from an existing business.

Lastly, in addition to broadening our practice of "Customer Satisfaction Management", through which we have actively uncovered new value, Ricoh is pursuing "Harmonize with the environment", "Think solutions that fit", and "Simplify knowledge creation" as customer values, which emphasize the Ricoh's unique abilities. Ricoh will strive further to provide products and services which help customers contribute to global environmental conservation, pursue ease of use which enables customers to thoroughly utilize products and services, support knowledge creation activities by customers, and create environments for knowledge creation.

4. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

(March 31, 2009 and 2010)

Assets                                                                                        (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                                      March 31, 2009   March 31, 2010    Change
---------------------------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                                                260,527          243,888       -16,639
   Trade receivables                                                     680,384          667,614       -12,770
   Inventories                                                           191,570          169,251       -22,319
   Other current assets                                                   79,385           63,859       -15,526
Total Current Assets                                                   1,211,866        1,144,612       -67,254
Fixed Assets
   Tangible fixed assets                                                 269,336          263,021        -6,315
   Finance receivables                                                   465,262          445,896       -19,366
   Other investments                                                     567,031          530,414       -36,617
Total Fixed Assets                                                     1,301,629        1,239,331       -62,298
---------------------------------------------------------------------------------------------------------------
Total Assets                                                           2,513,495        2,383,943      -129,552
---------------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits:
   Cash and cash equivalents                                             258,484          242,165
   Time deposits                                                           2,043            1,723

Liabilities and Equity                                                                        (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                                       March 31, 2009   March 31, 2010   Change
---------------------------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                                             285,413          273,397  -12,016
   Short-term borrowings                                                      269,792          169,727 -100,065
   Other current liabilities                                                  218,286          217,280   -1,006
Total Current Liabilities                                                     773,491          660,404 -113,087
Fixed Liabilities
   Long-term indebtedness                                                     509,403          514,718    5,315
   Accrued pension and severance costs                                        156,625          140,460  -16,165
   Other fixed liabilities                                                     49,626           44,487   -5,139
Total Fixed Liabilities                                                       715,654          699,665  -15,989
---------------------------------------------------------------------------------------------------------------
Total Liabilities                                                           1,489,145        1,360,069 -129,076
---------------------------------------------------------------------------------------------------------------
Equity
   Common stock                                                               135,364          135,364       --
   Additional paid-in capital                                                 186,083          186,083       --
   Retained earnings                                                          815,725          820,701    4,976
   Accumulated other comprehensive loss                                      -125,121         -132,051   -6,930
   Treasury stock                                                             -36,678          -36,756      -78
Total Shareholders' investment                                                975,373          973,341   -2,032
Noncontrolling interests                                                       48,977           50,533    1,556
---------------------------------------------------------------------------------------------------------------
Total Equity                                                                1,024,350        1,023,874     -476
---------------------------------------------------------------------------------------------------------------
Total Liabilities and Equity                                                2,513,495        2,383,943 -129,552
---------------------------------------------------------------------------------------------------------------
Note: Other comprehensive income;
   Net unrealized holding gains on available-for-sale securities                1,848            2,372      524
   Pension liability adjustments                                              -54,301          -47,335    6,966
   Net unrealized gains (losses) on derivative instruments                       -373           -1,157     -784
   Cumulative translation adjustments                                         -72,295          -85,931  -13,636

               Reference: Exchange rate                                March 31, 2009   March 31, 2010
                          US$ 1                                             Yen 98.23        Yen 93.04
                          EURO 1                                           Yen 129.84       Yen 124.92

(2) CONSOLIDATED STATEMENTS OF INCOME

(Three months ended March 31, 2009 and 2010)                                                                (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                    Three months ended   Three months ended
                                                                      March 31, 2009       March 31, 2010     Change     %
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                 523,678              541,606       17,928      3.4
Cost of sales                                                             326,781              327,669          888      0.3
       Percentage of net sales (%)                                           62.4                 60.5
Gross Profit                                                              196,897              213,937       17,040      8.7
       Percentage of net sales (%)                                           37.6                 39.5
Selling, general and administrative expenses                              208,739              185,672      -23,067    -11.1
       Percentage of net sales (%)                                           39.9                 34.3
Operating income                                                          -11,842               28,265       40,107       --
       Percentage of net sales (%)                                             -2                  5.2
Other (income) expense
   Interest and dividend income                                             1,399                1,256         -143    -10.2
       Percentage of net sales (%)                                            0.3                  0.2
   Interest expense                                                         1,541                1,988          447     29.0
       Percentage of net sales (%)                                            0.3                  0.4
   Loss on valuation of securities                                         20,732                   56      -20,676    -99.7
       Percentage of net sales (%)                                            4.0                  0.0
   Other, net                                                              -3,592                  776        4,368       --
       Percentage of net sales (%)                                           -0.7                  0.1
Income before income taxes, equity income and
  noncontrolling interests                                                -29,124               26,701       55,825       --
       Percentage of net sales (%)                                           -5.6                  4.9
Provision for income taxes                                                 -6,122               12,740       18,862       --
       Percentage of net sales (%)                                           -1.2                  2.4
Equity in earnings of affiliates                                               56                    0          -56       --
       Percentage of net sales (%)                                            0.0                  0.0
Consolidated net income                                                   -22,946               13,961       36,907       --
       Percentage of net sales (%)                                           -4.4                  2.6
Net income attributable to noncontrolling
  interests                                                                    64                  504          440    687.5
       Percentage of net sales (%)                                            0.0                  0.0
Net income attributable to Ricoh Company, Ltd.                            -23,010               13,457       36,467       --
       Percentage of net sales (%)                                           -4.4                  2.5
-----------------------------------------------------------------------------------------------------------------------------

                  Reference : Exchange rate
                              US$ 1                                     Yen 93.61            Yen 90.76
                              EURO 1                                   Yen 122.35           Yen 125.64

(Year ended March 31, 2009 and 2010)                                                                (Millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                                      Year ended       Year ended
                                                                    March 31, 2009   March 31, 2010   Change     %
---------------------------------------------------------------------------------------------------------------------
Net sales                                                             2,091,696        2,016,337    -75,359     -3.6
Cost of sales                                                         1,237,310        1,193,994    -43,316     -3.5
       Percentage of net sales (%)                                         59.2             59.2
Gross Profit                                                            854,386          822,343    -32,043     -3.8
       Percentage of net sales (%)                                         40.8             40.8
Selling, general and administrative expenses                            779,850          756,346    -23,504     -3.0
       Percentage of net sales (%)                                         37.2             37.5
Operating income                                                         74,536           65,997     -8,539    -11.5
       Percentage of net sales (%)                                          3.6              3.3
Other (income) expense
   Interest and dividend income                                           5,227            3,472     -1,755    -33.6
       Percentage of net sales (%)                                          0.2              0.2
   Interest expense                                                       5,863            8,144      2,281     38.9
       Percentage of net sales (%)                                          0.3              0.4
   Loss on valuation of securities                                       26,837              169    -26,668    -99.4
       Percentage of net sales (%)                                          1.3              0.0
   Other, net                                                            16,124            3,632    -12,492    -77.5
       Percentage of net sales (%)                                          0.7              0.2
Income from continuing operations before income
  taxes, equity income and noncontrolling
  interests                                                              30,939           57,524     26,585     85.9
       Percentage of net sales (%)                                          1.5              2.9
Provision for income taxes                                               22,158           27,678      5,520     24.9
       Percentage of net sales (%)                                          1.1              1.4
Equity in earnings of affiliates                                             71                6        -65    -91.5
       Percentage of net sales (%)                                          0.0              0.0
Consolidated net income                                                   8,852           29,852     21,000    237.2
       Percentage of net sales (%)                                          0.4              1.5
Net income attributable to noncontrolling
  interests                                                               2,322            1,979       -343    -14.8
       Percentage of net sales (%)                                          0.1              0.1
Net income attributable to Ricoh Company, Ltd.                            6,530           27,873     21,343    326.8
       Percentage of net sales (%)                                          0.3              1.4
---------------------------------------------------------------------------------------------------------------------

                  Reference : Exchange rate
                              US$ 1                                  Yen 100.55        Yen 92.91
                              EURO 1                                 Yen 143.74       Yen 131.21

(3)-1. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended March 31, 2009 and 2010)                                                     (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                         Three months ended   Three months ended
                                                           March 31, 2009       March 31, 2010     Change    %
------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
Imaging Solutions                                              400,512              402,911        2,399     0.6
   Percentage of net sales (%)                                    76.5                 74.4
Network System Solutions                                        68,818               81,242       12,424    18.1
   Percentage of net sales (%)                                    13.1                 15.0
Total Imaging & Solutions                                      469,330              484,153       14,823     3.2
   Percentage of net sales (%)                                    89.6                 89.4
------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                             21,796               25,335        3,539    16.2
   Percentage of net sales (%)                                     4.2                  4.7
------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                           32,552               32,118         -434    -1.3
   Percentage of net sales (%)                                     6.2                  5.9
------------------------------------------------------------------------------------------------------------------
Grand Total                                                    523,678              541,606       17,928     3.4
   Percentage of net sales (%)                                   100.0                100.0
------------------------------------------------------------------------------------------------------------------

               Reference : Exchange rate
                           US$ 1                             Yen 93.61            Yen 90.76
                           EURO 1                           Yen 122.35           Yen 125.64

(Year ended March 31, 2009 and 2010)                                                    (Millions of yen)
---------------------------------------------------------------------------------------------------------
                                                           Year ended      Year ended
                                                         March 31, 2009  March 31, 2010  Change    %
---------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
Imaging Solutions                                           1,598,614      1,516,172     -82,442   -5.2
   Percentage of net sales (%)                                   76.4           75.2
Network System Solutions                                      234,484        274,071      39,587   16.9
   Percentage of net sales (%)                                   11.2           13.6
Total Office Solutions                                      1,833,098      1,790,243     -42,855   -2.3
   Percentage of net sales (%)                                   87.6           88.8
---------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                           115,550        101,692     -13,858  -12.0
   Percentage of net sales (%)                                    5.5            5.0
---------------------------------------------------------------------------------------------------------
[Other]
Other                                                         143,048        124,402     -18,646  -13.0
   Percentage of net sales (%)                                    6.9            6.2
---------------------------------------------------------------------------------------------------------
Grand Total                                                 2,091,696      2,016,337     -75,359   -3.6
   Percentage of net sales (%)                                  100.0          100.0
---------------------------------------------------------------------------------------------------------

               Reference : Exchange rate
                           US$ 1                           Yen 100.55      Yen 92.91
                           EURO 1                          Yen 143.74     Yen 131.21

* Each category includes the following product line:

Imaging Solutions         Digital PPCs, color PPCs, digital duplicators,
                          facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software

Network System Solutions  Personal computers, PC servers, network systems and network related software

Industrial Products       Thermal media, optical equipments, semiconductors,
                          electronic component and measuring equipments

Other                     Digital camera, and so on

(3)-2. CONSOLIDATED SALES BY GEOGRAPHIC AREA

(Three months ended March 31, 2009 and 2010)                                                    (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                        Three months ended   Three months ended
                                                          March 31, 2009       March 31, 2010     Change    %
-----------------------------------------------------------------------------------------------------------------
[Domestic]                                                    233,445              250,051       16,606     7.1
   Percentage of net sales (%)                                   44.6                 46.2
[Overseas]                                                    290,233              291,555        1,322     0.5
   Percentage of net sales (%)                                   55.4                 53.8
     The Americas                                             152,395              141,290      -11,105    -7.3
       Percentage of net sales (%)                               29.1                 26.1
     Europe                                                   115,144              117,117        1,973     1.7
       Percentage of net sales (%)                               22.0                 21.6
     Other                                                     22,694               33,148       10,454    46.1
       Percentage of net sales (%)                                4.3                  6.1
Grand Total                                                   523,678              541,606       17,928     3.4
   Percentage of net sales (%)                                  100.0                100.0
-----------------------------------------------------------------------------------------------------------------

              Reference : Exchange rate
                          US$ 1                             Yen 93.61            Yen 90.76
                          EURO 1                           Yen 122.35           Yen 125.64

(Year ended March 31, 2009 and 2010)                                                    (Millions of yen)
---------------------------------------------------------------------------------------------------------
                                                          Year ended       Year ended
                                                        March 31, 2009   March 31, 2010   Change     %
---------------------------------------------------------------------------------------------------------
[Domestic]                                                  938,331          876,578    -61,753     -6.6
   Percentage of net sales (%)                                 44.9             43.5
[Overseas]                                                1,153,365        1,139,759    -13,606     -1.2
   Percentage of net sales (%)                                 55.1             56.5
     The Americas                                           502,862          557,687     54,825     10.9
       Percentage of net sales (%)                             24.0             27.7
     Europe                                                 523,407          458,584    -64,823    -12.4
       Percentage of net sales (%)                             25.0             22.7
     Other                                                  127,096          123,488     -3,608     -2.8
       Percentage of net sales (%)                              6.1              6.1
Grand Total                                               2,091,696        2,016,337    -75,359     -3.6
   Percentage of net sales (%)                                100.0            100.0
---------------------------------------------------------------------------------------------------------

              Reference : Exchange rate
                          US$ 1                          Yen 100.55        Yen 92.91
                          EURO 1                         Yen 143.74       Yen 131.21

(4) CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

Year ended March 31, 2009                                                                                      (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                            Accumulated
                                                               other
                                       Additional          comprehensive              Total
                               Common   paid-in   Retained    income     Treasury Shareholders' Noncontrolling
                               stock    capital   earnings    (loss)      stock    Investment      interest      Total equity
--------------------------------------------------------------------------------------------------------------------------------
Beginning balance              135,364  186,448   835,238     -31,005    -45,849    1,080,196       58,283         1,138,479
Cumulative effect of
  adjustment resulted from
  applying ASC 715 (former
  SFAS 158)                                          -643          -6                    -649                           -649
--------------------------------------------------------------------------------------------------------------------------------
Beginning balance (after
  adjustment)                  135,364  186,448   834,595     -31,011    -45,849    1,079,547       58,283         1,137,830
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive income
   Net income                                       6,530                               6,530        2,322             8,852
   Net unrealized holding
     gains on
     available-for-sale
     securities                                                   532                     532         -121               411
   Pension liability
     adjustment                                               -33,507                 -33,507          -55           -33,562
   Net unrealized losses on
     derivative instruments                                        35                      35            2                37
   Cumulative translation
     adjustments                                              -61,170                 -61,170         -198           -61,368
                                                                                  ----------------------------------------------
   Total comprehensive income                                                         -87,580        1,950           -85,630
                                                                                  ----------------------------------------------
Net changes in treasury stock                                              9,171        9,171                          9,171
Cash dividends on Common stock                    -25,320                             -25,320                        -25,320
Distributions to
  Noncontrolling interest                                                                             -683              -683
Wholly owned subsidiaries                                                                          -10,516           -10,516
Other                                      -365       -80                                -445          -57              -502
--------------------------------------------------------------------------------------------------------------------------------
Ending balance                 135,364  186,083   815,725    -125,121    -36,678      975,373       48,977         1,024,350
================================================================================================================================

Year ended March 31, 2010                                                                                      (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                            Accumulated
                                                               other
                                       Additional          comprehensive              Total
                               Common   paid-in   Retained    income     Treasury Shareholders' Noncontrolling
                               stock    capital   earnings    (loss)      stock    Investment      interest      Total equity
--------------------------------------------------------------------------------------------------------------------------------
Beginning balance              135,364  186,083   815,725    -125,121    -36,678     975,373        48,977         1,024,350
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive income
   Net income                                      27,873                             27,873         1,979            29,852
   Net unrealized holding
     gains on
     available-for-sale
     securities                                                   524                    524            10               534
   Pension liability
     adjustment                                                 6,966                  6,966            65             7,031
   Net unrealized losses on
     derivative instruments                                      -784                   -784             4              -780
   Cumulative translation
     adjustments                                              -13,636                -13,636             2           -13,634
                                                                                  ----------------------------------------------
   Total comprehensive income                                                         20,943         2,060            23,003
                                                                                  ----------------------------------------------
Net changes in treasury stock                                                -78         -78                             -78
Cash dividends on Common stock                    -22,858                            -22,858                         -22,858
Distributions to
  Noncontrolling interest                                                                             -557              -557
Other                                                 -39                                -39            53                14
--------------------------------------------------------------------------------------------------------------------------------
Ending balance                 135,364  186,083   820,701    -132,051    -36,756     973,341        50,533         1,023,874
================================================================================================================================

(5) CONSOLIDATED STATEMENTS OF CASH FLOWS

(Year ended March 31, 2009 and 2010)                                                                       (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------
                                                                                                Year ended      Year ended
                                                                                              March 31, 2009  March 31, 2010
----------------------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
   Consolidated net income                                                                          8,852          29,852
   Adjustments to reconcile net income to net cash provided by operating activities--
       Depreciation and amortization                                                              101,817          98,941
       Equity in earnings of affiliates, net of dividends received                                    117              -6
       Deferred income taxes                                                                       -5,163             183
       Loss on disposal and sales of tangible fixed assets                                          1,885           2,586
       Loss on valuation of securities                                                             26,837             169
       Pension and severance costs, less payments                                                   2,031          -2,677
       Changes in assets and liabilities--
          Decrease in trade receivables                                                            37,913           5,475
          Decrease in inventories                                                                   2,836          19,599
          (Increase) Decrease in finance receivables                                               -3,050          23,397
          Decrease in trade payables                                                              -97,372         -10,124
          (Decrease) Increase in accrued income taxes and accrued expenses and other              -14,094          15,589
       Other, net                                                                                  24,879           7,719
----------------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                                       87,488         190,703
----------------------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
       Proceeds from sales of property, plant and equipment                                           454           1,591
       Expenditures for tangible fixed assets                                                     -96,945         -66,979
       Payments for purchases of available-for-sale securities                                     -1,781            -701
       Proceeds from sales of available-for-sale securities                                           243           1,027
       (Increase) Decrease in time deposits                                                          -615             249
       Purchase of business, net of cash acquired                                                -157,404          -4,760
       Other, net                                                                                 -27,124         -19,997
----------------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                                         -283,172         -89,570
----------------------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
       Proceeds from long-term indebtedness                                                       237,116          46,965
       Repayment of long-term indebtedness                                                        -59,500         -66,564
       Increase (Decrease) in short-term borrowings, net                                          110,211        -105,250
       Proceeds from issuance of long-term debt securities                                         85,000          55,000
       Repayment of long-term debt securities                                                     -50,539         -20,000
       Dividend paid                                                                              -25,320         -22,858
       Payment for purchase of treasury stock                                                        -644            -183
       Other, net                                                                                    -410            -488
----------------------------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) financing activities                                            295,914        -113,378
----------------------------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents                                  -12,353          -4,074
----------------------------------------------------------------------------------------------------------------------------
V. Net Increase (Decrease) in Cash and Cash Equivalents                                            87,877         -16,319
----------------------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                                                170,607         258,484
----------------------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at End of Year                                                     258,484         242,165
----------------------------------------------------------------------------------------------------------------------------

(6) NOTE FOR GOING CONCERN ASSUMPTION

Not applicable.

(7) SIGNIFICANT ACCOUNTING POLICIES (CONSOLIDATED)

A) CHANGES IN THE SCALE OF CONSOLIDATION AND THE APPLICATION OF THE EQUITY METHOD FROM APRIL 1, 2009 TO MARCH 31, 2010.

Consolidated subsidiaries:
   13 Additions
   49 Removals

Companies accounted for by the equity method:
   0 Additions
   3 Removals

B) CONSOLIDATED ACCOUNTING POLICIES (SUMMARY)

a.  Principles of Consolidation

The consolidated financial statements include the accounts of Ricoh and its consolidated subsidiaries. Investments in 20% to 50% owned companies when the Company has the ability to exercise significant influence are accounted for on the equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.

b.  Securities

In conformity with FASB Accounting Standards Codification (ASC) 320, "Debt and Equity Securities" (former SFAS No.115), securities are mainly classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss).

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

c.  Inventories

Inventories are mainly stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.

d.  Plant and Equipment

Depreciation of plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation.

Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with ASC 840 "Accounting for Leases.", (former SFAS No.13).

e.  Goodwill and Other Intangible Assets

In conformity with ASC 350, "Goodwill and Other Intangible Assets" (former SFAS No.142) , Goodwill and intangible asset determined to have an indefinite useful life are not amortized. ASC 350 requires annual impairment testing thereof.

f.  Pension and Retirement Allowances Plans

The measurement of pension costs and liabilities is determined in accordance with ASC 715, "Retirement Benefits" (former SFAS No.87 and SFAS No.158).

g.  Use of Estimates

Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with accounting principles enerally accepted in the United States of America. Actual results could differ from those estimates.

(8)  CHANGES IN SIGNIFICANT ACCOUNTING POLICIES (CONSOLIDATED)

CHANGES IN ACCOUNTING METHOD

From fiscal year 2010, the company has adopted FASB Accounting Standards Codification (ASC) 805 "Business Combinations" (former SFAS No.141R). ASC 805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. ASC 805 also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The adoption of ASC 805 did not have a material effect on Ricoh' s consolidated financial position or results of operations

From fiscal year 2010, the company has adopted FASB Accounting Standards Codification (ASC) 810 "Consolidation", (former SFAS No.160). In accordance ASC 810, non-controlling interest which were previously referred to as minority interests and classified between total liabilities and shareholders' investment on the consolidated balance sheets, are now included as a separate component of total equity. In addition, consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to non-controlling interest.These financial statement presentation requirements have been adopted retrospectively and prior year amounts in the consolidated financial statements including the consolidated statements of cash flows have been reclassified or adjusted to conform to ASC 810.

From fiscal year 2010, the company has adopted FASB Accounting Standards Codification (ASC) 105, "Generally Accepted Accounting Principles" (former SFAS No.168). ASC 105 reduced the hierarchy of generally accepted accounting principles from traditional four levels to two levels: authoritative (ASC) and non-authoritative. The adoption of ASC 105 did not have a material effect on Ricoh's consolidated financial position or results of operations.

(9)  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A) SEGMENT INFORMATION

a.   Operating Segment Information

(Three months ended March 31, 2009 and 2010)                                                            (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                                  Three months ended Three months ended
                                                                    March 31, 2009     March 31, 2010    Change      %
-------------------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
   Net sales:
       Unaffiliated customers                                          469,330            484,153        14,823      3.2
       Intersegment                                                         --                 --            --
       Total                                                           469,330            484,153        14,823      3.2
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                  463,382            436,715       -26,667     -5.8
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                      5,948             47,438        41,490    697.5
       Operating income on sales in Office Solutions (%)                   1.3                9.8
-------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
       Unaffiliated customers                                           21,796             25,335         3,539     16.2
       Intersegment                                                        649              1,283           634     97.7
       Total                                                            22,445             26,618         4,173     18.6
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                   26,403             26,939           536      2.0
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                     -3,958               -321         3,637       --
       Operating income on sales in Industrial Products (%)              -17.6               -1.2
-------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       Unaffiliated customers                                           32,552             32,118          -434     -1.3
       Intersegment                                                         --                 --            --
       Total                                                            32,552             32,118          -434     -1.3
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                   32,773             33,579           806      2.5
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                       -221             -1,461        -1,240       --
       Operating income on sales in Other (%)                             -0.7               -4.5
-------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                       -649             -1,283          -634
       Total                                                              -649             -1,283          -634       --
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses:
       Intersegment                                                       -655             -1,288          -633
       Corporate                                                        13,617             17,396         3,779
       Total                                                            12,962             16,108         3,146       --
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                    -13,611            -17,391        -3,780       --
-------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       Unaffiliated customers                                          523,678            541,606        17,928      3.4
       Intersegment                                                         --                 --            --
       Total                                                           523,678            541,606        17,928      3.4
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                  535,520            513,341       -22,179     -4.1
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                    -11,842             28,265        40,107       --
       Operating income on consolidated net sales (%)                     -2.3                5.2
-------------------------------------------------------------------------------------------------------------------------

Capital expenditures:                                                       (Millions of yen)
---------------------------------------------------------------------------------------------
                               Three months ended Three months ended
                                 March 31, 2009     March 31, 2010   Change         %
---------------------------------------------------------------------------------------------
   Imaging & Solutions               22,192             16,579       -5,613       -25.3
   Industrial Products                1,142                852         -290       -25.4
   Other                                587                346         -241       -41.1
   Corporate                            680                863          183        26.9
--------------------------------------------------------------------------------------------
Total                                24,601             18,640       -5,961       -24.2
--------------------------------------------------------------------------------------------

Depreciation:                                                               (Millions of yen)
---------------------------------------------------------------------------------------------
                               Three months ended Three months ended
                                 March 31, 2009     March 31, 2010   Change         %
---------------------------------------------------------------------------------------------
   Imaging & Solutions               16,752             15,977         -775        -4.6
   Industrial Products                1,753              1,488         -265       -15.1
   Other                                666                439         -227       -34.1
   Corporate                            634                558          -76       -12.0
--------------------------------------------------------------------------------------------
Total                                19,805             18,462       -1,343        -6.8
--------------------------------------------------------------------------------------------

Identifiable assets:                                                        (Millions of yen)
---------------------------------------------------------------------------------------------
                                             March 31,   March 31,
                                               2009       2010       Change         %
---------------------------------------------------------------------------------------------
   Imaging & Solutions                      1,870,110   1,827,063   -43,047        -2.3
   Industrial Products                         83,411      78,464    -4,947        -5.9
   Other                                       97,092      89,342    -7,750        -8.0
   Eliminations                                  -612      -1,250      -638          --
   Corporate assets                           463,494     390,324   -73,170       -15.8
--------------------------------------------------------------------------------------------
Total                                       2,513,495   2,383,943  -129,552        -5.2
--------------------------------------------------------------------------------------------

(Year ended March 31, 2009 and 2010)                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                                    Year ended     Year ended
                                                                  March 31, 2009 March 31, 2010 Change      %
-----------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
   Net sales:
       Unaffiliated customers                                       1,833,098      1,790,243    -42,855    -2.3
       Intersegment                                                        --             --         --
       Total                                                        1,833,098      1,790,243    -42,855    -2.3
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                               1,687,732      1,649,820    -37,912    -2.2
-----------------------------------------------------------------------------------------------------------------
   Operating income                                                   145,366        140,423     -4,943    -3.4
       Operating income on sales in Office Solutions (%)                  7.9            7.8
-----------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
       Unaffiliated customers                                         115,550        101,692    -13,858   -12.0
       Intersegment                                                     4,121          4,436        315     7.6
       Total                                                          119,671        106,128    -13,543   -11.3
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                                 124,597        107,483    -17,114   -13.7
-----------------------------------------------------------------------------------------------------------------
   Operating income                                                    -4,926         -1,355      3,571      --
       Operating income on sales in Industrial Products (%)              -4.1           -1.3
-----------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       Unaffiliated customers                                         143,048        124,402    -18,646   -13.0
       Intersegment                                                        --             --         --
       Total                                                          143,048        124,402    -18,646   -13.0
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                                 142,690        127,849    -14,841   -10.4
-----------------------------------------------------------------------------------------------------------------
   Operating income                                                       358         -3,447     -3,805      --
       Operating income on sales in Other (%)                             0.3           -2.8
-----------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                    -4,121         -4,436       -315
       Total                                                           -4,121         -4,436       -315      --
-----------------------------------------------------------------------------------------------------------------
   Operating expenses:
       Intersegment                                                    -4,128         -4,423       -295
       Corporate                                                       66,269         69,611      3,342
       Total                                                           62,141         65,188      3,047      --
-----------------------------------------------------------------------------------------------------------------
   Operating income                                                   -66,262        -69,624     -3,362      --
-----------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       Unaffiliated customers                                       2,091,696      2,016,337    -75,359    -3.6
       Intersegment                                                        --             --         --
       Total                                                        2,091,696      2,016,337    -75,359    -3.6
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                               2,017,160      1,950,340    -66,820    -3.3
-----------------------------------------------------------------------------------------------------------------
   Operating income                                                    74,536         65,997     -8,539   -11.5
       Operating income on consolidated net sales (%)                     3.6            3.3
-----------------------------------------------------------------------------------------------------------------

Capital expenditures:                                  (Millions of yen)
------------------------------------------------------------------------
                           Year ended     Year ended
                         March 31, 2009 March 31, 2010  Change      %
------------------------------------------------------------------------
   Imaging & Solutions        87,658         60,482     -27,176   -31.0
   Industrial Products         4,581          3,325      -1,256   -27.4
   Other                       2,776          1,553      -1,223   -44.1
   Corporate                   1,943          1,619        -324   -16.7
------------------------------------------------------------------------
Total                         96,958         66,979     -29,979   -30.9
------------------------------------------------------------------------

Depreciation:                                          (Millions of yen)
------------------------------------------------------------------------
                           Year ended     Year ended
                         March 31, 2009 March 31, 2010  Change      %
------------------------------------------------------------------------
   Imaging & Solutions        64,356         62,432      -1,924    -3.0
   Industrial Products         6,131          4,385      -1,746   -28.5
   Other                       2,442          1,922        -520   -21.3
   Corporate                   1,957          1,590        -367   -18.8
------------------------------------------------------------------------
Total                         74,886         70,329      -4,557    -6.1
------------------------------------------------------------------------

Identifiable assets:                                   (Millions of yen)
------------------------------------------------------------------------
                         March 31, 2009 March 31, 2010  Change      %
------------------------------------------------------------------------
   Imaging & Solutions     1,870,110      1,827,063     -43,047    -2.3
   Industrial Products        83,411         78,464      -4,947    -5.9
   Other                      97,092         89,342      -7,750    -8.0
   Eliminations                 -612         -1,250        -638      --
   Corporate assets          463,494        390,324     -73,170   -15.8
------------------------------------------------------------------------
Total                      2,513,495      2,383,943    -129,552    -5.2
------------------------------------------------------------------------

b. Geographic Segment Information

(Three months ended March 31, 2009 and 2010)                                                    (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                          Three months ended Three months ended
                                                            March 31, 2009     March 31, 2010   Change      %
-----------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
       External customers                                       236,950            255,085       18,135     7.7
       Intersegment                                              85,553             90,107        4,554     5.3
       Total                                                    322,503            345,192       22,689     7.0
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           321,087            333,110       12,023     3.7
-----------------------------------------------------------------------------------------------------------------
   Operating income                                               1,416             12,082       10,666   753.2
       Operating income on sales in Japan(%)                        0.4                3.5
-----------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
       External customers                                       150,887            141,199       -9,688    -6.4
       Intersegment                                               1,279                638         -641   -50.1
       Total                                                    152,166            141,837      -10,329    -6.8
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           165,448            141,939      -23,509   -14.2
-----------------------------------------------------------------------------------------------------------------
   Operating income                                             -13,282               -102       13,180      --
       Operating income on sales in the Americas(%)                -8.7               -0.1
-----------------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
       External customers                                       115,530            118,431        2,901     2.5
       Intersegment                                                 431                500           69    16.0
       Total                                                    115,961            118,931        2,970     2.6
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           123,299            108,543      -14,756   -12.0
-----------------------------------------------------------------------------------------------------------------
   Operating income                                              -7,338             10,388       17,726      --
       Operating income on sales in Europe(%)                      -6.3                8.7
-----------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       External customers                                        20,311             26,891        6,580    32.4
       Intersegment                                              31,084             37,591        6,507    20.9
       Total                                                     51,395             64,482       13,087    25.5
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                            48,765             60,144       11,379    23.3
-----------------------------------------------------------------------------------------------------------------
   Operating income                                               2,630              4,338        1,708    64.9
       Operating income on sales in Other(%)                        5.1                6.7
-----------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                            -118,347           -128,836      -10,489      --
       Total                                                   -118,347           -128,836      -10,489      --
-----------------------------------------------------------------------------------------------------------------
   Operating expenses:                                         -123,079           -130,395       -7,316      --
-----------------------------------------------------------------------------------------------------------------
   Operating income                                               4,732              1,559       -3,173      --
-----------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       External customers                                       523,678            541,606       17,928     3.4
       Intersegment                                                  --                 --           --
       Total                                                    523,678            541,606       17,928     3.4
-----------------------------------------------------------------------------------------------------------------
Operating expenses                                              535,520            513,341      -22,179    -4.1
-----------------------------------------------------------------------------------------------------------------
Operating income                                                 11,842             28,265       40,107      --
   Operating income on consolidated net sales(%)                   -2.3                5.2
-----------------------------------------------------------------------------------------------------------------

Identifiable assets:                                                 (Millions of yen)
--------------------------------------------------------------------------------------
                              March 31, 2009 March 31, 2010  Change          %
--------------------------------------------------------------------------------------
       Japan                    1,240,775      1,209,605     -31,170        -2.5
       The Americas               524,511        493,029     -31,482        -6.0
       Europe                     318,032        306,077     -11,955        -3.8
       Other                       91,875        108,860      16,985        18.5
       Eliminations              -125,192       -123,952       1,240          --
       Corporate assets           463,494        390,324     -73,170       -15.8
--------------------------------------------------------------------------------------
Total                           2,513,495      2,383,943    -129,552        -5.2
--------------------------------------------------------------------------------------

(Year ended March 31, 2009 and 2010)                                                     (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                                             Year ended     Year ended
                                                           March 31, 2009 March 31, 2010  Change      %
----------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
       External customers                                      960,658        894,374     -66,284    -6.9
       Intersegment                                            432,538        379,063     -53,475   -12.4
       Total                                                 1,393,196      1,273,437    -119,759    -8.6
----------------------------------------------------------------------------------------------------------
   Operating expenses                                        1,331,638      1,240,361     -91,277    -6.9
----------------------------------------------------------------------------------------------------------
   Operating income                                             61,558         33,076     -28,482   -46.3
       Operating income on sales in Japan(%)                       4.4            2.6
----------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
       External customers                                      502,338        556,673      54,335    10.8
       Intersegment                                              4,451          3,348      -1,103   -24.8
       Total                                                   506,789        560,021      53,232    10.5
----------------------------------------------------------------------------------------------------------
   Operating expenses                                          532,734        571,884      39,150     7.3
----------------------------------------------------------------------------------------------------------
   Operating income                                            -25,945        -11,863      14,082      --
       Operating income on sales in the Americas(%)               -5.1           -2.1
----------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
       External customers                                      521,062        460,807     -60,255   -11.6
       Intersegment                                              2,477          2,206        -271   -10.9
       Total                                                   523,539        463,013     -60,526   -11.6
----------------------------------------------------------------------------------------------------------
   Operating expenses                                          504,116        432,822     -71,294   -14.1
----------------------------------------------------------------------------------------------------------
   Operating income                                             19,423         30,191      10,768    55.4
       Operating income on sales in Europe(%)                      3.7            6.5
----------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       External customers                                      107,638        104,483      -3,155    -2.9
       Intersegment                                            158,006        141,504     -16,502   -10.4
       Total                                                   265,644        245,987     -19,657    -7.4
----------------------------------------------------------------------------------------------------------
   Operating expenses                                          252,951        231,646     -21,305    -8.4
----------------------------------------------------------------------------------------------------------
   Operating income                                             12,693         14,341       1,648    13.0
       Operating income on sales in Other(%)                       4.8            5.8
----------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                           -597,472       -526,121      71,351      --
       Total                                                  -597,472       -526,121      71,351      --
----------------------------------------------------------------------------------------------------------
   Operating expenses:                                        -604,279       -526,373      77,906      --
----------------------------------------------------------------------------------------------------------
   Operating income                                              6,807            252      -6,555      --
----------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       External customers                                    2,091,696      2,016,337     -75,359    -3.6
       Intersegment                                                 --             --          --
       Total                                                 2,091,696      2,016,337     -75,359    -3.6
----------------------------------------------------------------------------------------------------------
   Operating expenses                                        2,017,160      1,950,340     -66,820    -3.3
----------------------------------------------------------------------------------------------------------
   Operating income                                             74,536         65,997      -8,539   -11.5
       Operating income on consolidated net sales(%)               3.6            3.3
----------------------------------------------------------------------------------------------------------

Identifiable assets:                                             (Millions of yen)
----------------------------------------------------------------------------------
                                   March 31, 2009 March 31, 2010  Change      %
----------------------------------------------------------------------------------
       Japan                         1,240,775      1,209,605     -31,170    -2.5
       The Americas                    524,511        493,029     -31,482    -6.0
       Europe                          318,032        306,077     -11,955    -3.8
       Other                            91,875        108,860      16,985    18.5
       Eliminations                   -125,192       -123,952       1,240      --
       Corporate assets                463,494        390,324     -73,170   -15.8
----------------------------------------------------------------------------------
Total                                2,513,495      2,383,943    -129,552    -5.2
----------------------------------------------------------------------------------

B) FAIR VALUE OF MARKETABLE SECURITIES

The securities and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of March 31, 2009 and March 31, 2010 are as follows:

                                                                                  (Millions of yen)
---------------------------------------------------------------------------------------------------
                                        March 31, 2009
---------------------------------------------------------------------------------------------------
                                                       Gross unrealized Gross unrealized
                                             Cost       holding gains    holding losses  Fair value
---------------------------------------------------------------------------------------------------
Current:
   Corporate debt securities                   725             --              --             725
---------------------------------------------------------------------------------------------------
                                               725             --              --             725
---------------------------------------------------------------------------------------------------
Noncurrent:
   Equity securities                        43,002          2,650             590          45,062
   Corporate debt securities                 1,279             --              --           1,279
   Nonmarketable securities (at cost)        1,474             --              --           1,474
---------------------------------------------------------------------------------------------------
                                            45,755          2,650             590          47,815
---------------------------------------------------------------------------------------------------

                                                                                  (Millions of yen)
---------------------------------------------------------------------------------------------------
                                        March 31, 2010
---------------------------------------------------------------------------------------------------
                                                       Gross unrealized Gross unrealized
                                             Cost       holding gains    holding losses  Fair value
---------------------------------------------------------------------------------------------------
Current:
   Other                                        --             --               --             --
---------------------------------------------------------------------------------------------------
                                                --             --               --             --
---------------------------------------------------------------------------------------------------
Noncurrent:
   Equity securities                        40,552          5,300            1,093         44,759
   Corporate debt securities                 1,865             --               --          1,865
   Nonmarketable securities (at cost)        2,425             --               --          2,425
---------------------------------------------------------------------------------------------------
                                            44,842          5,300            1,093         49,049
---------------------------------------------------------------------------------------------------

C) DERIVATIVES

The Company and certain of its subsidiaries enter into various financial instrument contracts in the normal course of business and in connection with the management of their assets and liabilities. The outstanding agreements, carrying amount and estimated fair value of derivative financial instruments as of March 31, 2009 and March 31, 2010 are as follows:

                                                 (Millions of yen)
------------------------------------------------------------------
                       March 31, 2009
------------------------------------------------------------------
                                       Carrying      Estimated
                                        amount      Fair value
------------------------------------------------------------------
Interest rate swap agreements, net       -1,031         -1,031
Foreign currency contracts-net credit    -2,994         -2,994
Currency options-net credit              -1,443         -1,443
------------------------------------------------------------------
Total                                    -5,468         -5,468
------------------------------------------------------------------

                                                 (Millions of yen)
------------------------------------------------------------------
                       March 31, 2010
------------------------------------------------------------------
                                       Carrying      Estimated
                                         amount     Fair value
------------------------------------------------------------------
Interest rate swap agreements, net       -2,685         -2,685
Foreign currency contracts-net credit    -4,067         -4,067
Currency options                           -298           -298
------------------------------------------------------------------
Total                                    -7,050         -7,050
------------------------------------------------------------------

D) PER SHARE DATA

                                                                    (Yen)
-------------------------------------------------------------------------
                                            March 31, 2009 March 31, 2010
-------------------------------------------------------------------------
Shareholders' equity per share                 1,344.08       1,341.45
Net income per share-basic                         9.02          38.41
Net income per share-diluted                       8.75          37.36

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for income is as follows:

                                                        (Millions of yen)
-------------------------------------------------------------------------
                                         March 31, 2009  March 31, 2010
-------------------------------------------------------------------------
Net income                                      6,530           27,873
Effect of dilutive securities                     -25              -25
-------------------------------------------------------------------------
Diluted net income                              6,505           27,848
-------------------------------------------------------------------------

                                                            (Shares)
-------------------------------------------------------------------------
                                         March 31, 2009  March 31, 2010
-------------------------------------------------------------------------
Weight average common shares outstanding  723,924,525      725,613,259
   Effect of dilutive securities           19,741,071       19,741,071
-------------------------------------------------------------------------
Diluted common shares outstanding         743,665,596      745,354,330
-------------------------------------------------------------------------

-APPENDIX- YEAR ENDED MARCH 31, 2010)

1. CONSOLIDATED QUARTERLY PERFORMANCE OUTLINE

(1) Financial Statements Summary (Quarterly)                                                            (Billions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                 1Q    Change(%)    2Q    Change(%)    3Q    Change(%)    4Q    Change(%)
-------------------------------------------------------------------------------------------------------------------------
Net sales                                        491.3    -5.8      497.4    -8.6      485.9   -3.2       541.6    3.4
Gross profit                                     200.3   -12.3      197.8    -7.9      210.2   -1.8       213.9    8.7
Operating income                                   6.0   -84.7        7.9   -68.7       23.7   11.4        28.2     --
Income before income taxes                         3.4   -92.2        3.3   -77.9       24.0     --        26.7     --
Net income                                         0.9   -96.5        0.9   -89.5       12.6     --        13.4     --
-------------------------------------------------------------------------------------------------------------------------
Net income per share (yen)                        1.24      --       1.25      --      17.38     --       18.54     --
Net income per share-diluted (yen)                 1.2      --       1.21      --      16.91     --       18.04     --
-------------------------------------------------------------------------------------------------------------------------
Total assets                                   2,424.3      --    2,376.9      --    2,382.4     --     2,383.9     --
Shareholders' investment                         977.0      --      955.6      --      962.2     --       973.3     --
-------------------------------------------------------------------------------------------------------------------------
Shareholders' investment per share (yen)      1,346.45      --   1,316.96      --   1,326.17     --    1,341.45     --
-------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities              32.5      --       50.6      --       25.7     --        81.7     --
Cash flows from investing activities             -26.5      --      -26.9      --      -13.2     --       -22.8     --
Cash flows from financing activities             -69.9      --        8.3      --      -20.2     --       -31.4     --
Cash and cash equivalents at end of period       196.0      --      224.2      --      217.1     --       242.1     --
-------------------------------------------------------------------------------------------------------------------------

(2) Capital expenditures and Depreciation                                                              (Billions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                     1Q               2Q               3Q              4Q
------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                 17.3             21.0             9.8              18.6
Depreciation for tangible fixed assets               16.6             17.3             17.8             18.4
------------------------------------------------------------------------------------------------------------------------

(3) R&D Expenditures                                                                                   (Billions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                     1Q               2Q               3Q              4Q
------------------------------------------------------------------------------------------------------------------------
R&D expenditures                                     27.2             28.7             25.8             27.9
R&D expenditures / Total Sales (%)                   5.6              5.8              5.3              5.2
------------------------------------------------------------------------------------------------------------------------

(4) Interest income (expenses) net                                                                     (Billions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                     1Q               2Q               3Q              4Q
------------------------------------------------------------------------------------------------------------------------
Interest income (expenses) net                       -1.5             -0.8             -1.6             -0.7
------------------------------------------------------------------------------------------------------------------------

(5) Exchange Rate
------------------------------------------------------------------------------------------------------------------------
                                                     1Q               2Q               3Q              4Q
------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                              97.51            93.64            89.75            90.76
Exchange rate (Yen/ EURO)                            132.69           133.79           132.60           125.64
------------------------------------------------------------------------------------------------------------------------

                                      A1

2. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended March 31, 2009 and 2010)                                                                 (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                  Three months ended Three months ended                 Change excluding
                                                    March 31, 2009     March 31, 2010   Change    %     exchange impact    %
------------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions                                     400,512            402,911       2,399   0.6         3,722        0.9
       Percentage of net sales (%)                          76.5               74.4
          Domestic                                       144,190            149,130       4,940   3.4         4,940        3.4
          Overseas                                       256,322            253,781      -2,541  -1.0        -1,218       -0.5
   Network System Solutions                               68,818             81,242      12,424  18.1        12,960       18.8
       Percentage of net sales (%)                          13.1               15.0
          Domestic                                        45,605             55,375       9,770  21.4         9,770       21.4
          Overseas                                        23,213             25,867       2,654  11.4         3,190       13.7
Imaging & Solutions Total                                469,330            484,153      14,823   3.2        16,682        3.6
       Percentage of net sales (%)                          89.6               89.4
   Domestic                                              189,795            204,505      14,710   7.8        14,710        7.8
   Overseas                                              279,535            279,648         113   0.0         1,972        0.7
          The Americas                                   149,608            138,399     -11,209  -7.5        -6,329       -4.2
          Europe                                         110,678            112,962       2,284   2.1           846        0.8
          Other                                           19,249             28,287       9,038  47.0         7,455       38.7
------------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                       21,796             25,335       3,539  16.2         3,656       16.8
       Percentage of net sales (%)                           4.2                4.7
   Domestic                                               11,888             14,553       2,665  22.4         2,665       22.4
   Overseas                                                9,908             10,782         874   8.8           991       10.0
          The Americas                                     2,624              2,808         184   7.0           251        9.6
          Europe                                           4,073              3,920        -153  -3.8          -186       -4.6
          Other                                            3,211              4,054         843  26.3           926       28.8
------------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                     32,552             32,118        -434  -1.3          -435       -1.3
       Percentage of net sales (%)                           6.2                5.9
   Domestic                                               31,762             30,993        -769  -2.4          -769       -2.4
   Overseas                                                  790              1,125         335  42.4           334       42.3
          The Americas                                       163                 83         -80 -49.1           -80      -49.1
          Europe                                             393                235        -158 -40.2          -182      -46.3
          Other                                              234                807         573 244.9           596      254.7
------------------------------------------------------------------------------------------------------------------------------
Grand Total                                              523,678            541,606      17,928   3.4        19,903        3.8
       Percentage of net sales (%)                         100.0              100.0
   Domestic                                              233,445            250,051      16,606   7.1        16,606        7.1
       Percentage of net sales (%)                          44.6               46.2
   Overseas                                              290,233            291,555       1,322   0.5         3,297        1.1
       Percentage of net sales (%)                          55.4               53.8
          The Americas                                   152,395            141,290     -11,105  -7.3        -6,158       -4.0
              Percentage of net sales (%)                   29.1               26.1
          Europe                                         115,144            117,117       1,973   1.7           478        0.4
              Percentage of net sales (%)                   22.0               21.6
          Other                                           22,694             33,148      10,454  46.1         8,977       39.6
              Percentage of net sales (%)                    4.3                6.1
------------------------------------------------------------------------------------------------------------------------------
                 Reference: Exchange rate
                            US$ 1                      Yen 93.61          Yen 90.76         Yen -2.85
                            EURO 1                    Yen 122.35         Yen 125.64          Yen 3.29

Each category includes the following product line:

Imaging Solutions         Digital PPCs, color PPCs, digital duplicators, facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software
Network System Solutions  Personal computers, PC servers, network systems and network related software
Industrial Products       Thermal media, optical equipments, semiconductors, electronic component and measuring equipments
Other                     Digital camera, and so on

                                      A2

(Year ended March 31, 2009 and 2010)                                                                       (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------
                                                            Year ended     Year ended                 Change excluding
                                                          March 31, 2009 March 31, 2010 Change    %   exchange impact    %
----------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions                                         1,598,614      1,516,172   -82,442  -5.2       2,906        0.2
       Percentage of net sales (%)                                76.4           75.2
          Domestic                                             567,222        530,723   -36,499  -6.4     -36,499       -6.4
          Overseas                                           1,031,392        985,449   -45,943  -4.5      39,405        3.8
   Network System Solutions                                    234,484        274,071    39,587  16.9      48,354       20.6
       Percentage of net sales (%)                                11.2           13.6
          Domestic                                             172,932        171,035    -1,897  -1.1      -1,897       -1.1
          Overseas                                              61,552        103,036    41,484  67.4      50,251       81.6
Imaging & Solutions Total                                    1,833,098      1,790,243   -42,855  -2.3      51,260        2.8
       Percentage of net sales (%)                                87.6           88.8
   Domestic                                                    740,154        701,758   -38,396  -5.2     -38,396       -5.2
   Overseas                                                  1,092,944      1,088,485    -4,459  -0.4      89,656        8.2
          The Americas                                         487,563        544,206    56,643  11.6     102,145       21.0
          Europe                                               501,887        441,649   -60,238 -12.0     -18,486       -3.7
          Other                                                103,494        102,630      -864  -0.8       5,997        5.8
----------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                            115,550        101,692   -13,858 -12.0     -10,953       -9.5
       Percentage of net sales (%)                                 5.5            5.0
   Domestic                                                     64,792         56,145    -8,647 -13.3      -8,647      -13.3
   Overseas                                                     50,758         45,547    -5,211 -10.3      -2,306       -4.5
          The Americas                                          13,725         12,860      -865  -6.3         155        1.1
          Europe                                                18,235         15,322    -2,913 -16.0      -1,681       -9.2
          Other                                                 18,798         17,365    -1,433  -7.6        -780       -4.1
----------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                          143,048        124,402   -18,646 -13.0     -18,182      -12.7
       Percentage of net sales (%)                                 6.9            6.2
   Domestic                                                    133,385        118,675   -14,710 -11.0     -14,710      -11.0
   Overseas                                                      9,663          5,727    -3,936 -40.7      -3,472      -35.9
          The Americas                                           1,574            621      -953 -60.5        -910      -57.8
          Europe                                                 3,285          1,613    -1,672 -50.9      -1,534      -46.7
          Other                                                  4,804          3,493    -1,311 -27.3      -1,028      -21.4
----------------------------------------------------------------------------------------------------------------------------
Grand Total                                                  2,091,696      2,016,337   -75,359  -3.6      22,125        1.1
       Percentage of net sales (%)                               100.0          100.0
   Domestic                                                    938,331        876,578   -61,753  -6.6     -61,753       -6.6
       Percentage of net sales (%)                                44.9           43.5
   Overseas                                                  1,153,365      1,139,759   -13,606  -1.2      83,878        7.3
       Percentage of net sales (%)                                55.1           56.5
          The Americas                                         502,862        557,687    54,825  10.9     101,390       20.2
              Percentage of net sales (%)                         24.0           27.7
          Europe                                               523,407        458,584   -64,823 -12.4     -21,701       -4.1
              Percentage of net sales (%)                         25.0           22.7
          Other                                                127,096        123,488    -3,608  -2.8       4,189        3.3
              Percentage of net sales (%)                          6.1            6.1
----------------------------------------------------------------------------------------------------------------------------
                 Reference: Exchange rate
                            US$ 1                           Yen 100.55      Yen 92.91       Yen -7.64
                            EURO 1                          Yen 143.74     Yen 131.21      Yen -12.53

Each category includes the following product line:

Imaging Solutions         Digital PPCs, color PPCs, digital duplicators, facsimile machines, analog PPCs, diazo copiers, scanners, MFPs (multifunctional printers), laser printers and software
Network System Solutions  Personal computers, PC servers, network systems and network related software
Industrial Products       Thermal media, optical equipments, semiconductors, electronic component and measuring equipments
Other                     Digital camera, and so on

                                      A3

3. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                             (Billions of yen)
---------------------------------------------------------------------------------------------------------------
                                             Year ending March 31, 2011     Half year ending September 30, 2010
                                             --------------------------     -----------------------------------
                              Year ended          Change             Change           Change             Change
                              Mar.31,'10 Forecast   %    Forecast(*)   %    Forecast    %    Forecast(*)   %
---------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions           1,516.2   1,534.2    1.2    1,590.8     4.9   741.9     -0.4      781.7     4.9
       Domestic                  530.7     538.4    1.4      538.4     1.4   257.5      0.6      257.5     0.6
       Overseas                  985.4     995.8    1.1    1,052.4     6.8   484.4     -1.0      524.2     7.2
   Network System Solutions      274.1     277.2    1.1      282.0     2.9   132.2      1.6      136.0     4.6
       Domestic                  171.0     173.2    1.3      173.2     1.3    80.7      2.4       80.7     2.4
       Overseas                  103.0     104.0    0.9      108.8     5.6    51.5      0.5       55.3     7.9
Imaging & Solutions Total      1,790.2   1,811.4    1.2    1,872.8     4.6   874.1     -0.1      917.7     4.9
   Domestic                      701.8     711.6    1.4      711.6     1.4   338.2      1.0      338.2     1.0
   Overseas                    1,088.5   1,099.8    1.0    1,161.2     6.7   535.9     -0.8      579.5     7.2
       The Americas              544.2     552.9    1.6      570.6     4.9   269.9     -1.4      286.8     4.8
       Europe                    441.6     438.2   -0.8      478.7     8.4   214.7     -1.3      238.4     9.6
       Other                     102.6     108.7    5.9      111.9     9.0    51.3      4.2       54.3    10.3
---------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products              101.7     105.1    3.3      106.7     4.9    50.0     -2.3       51.0    -0.4
   Domestic                       56.1      61.1    8.8       61.1     8.8    29.3      6.6       29.3     6.6
   Overseas                       45.5      44.0   -3.4       45.6     0.0    20.7    -12.6       21.7    -8.5
       The Americas               12.9      12.6   -2.0       13.0     0.8     5.9    -16.8        6.2   -12.4
       Europe                     15.3      12.9  -15.8       14.1    -7.9     6.2    -19.9        6.9   -11.2
       Other                      17.4      18.5    6.5       18.5     6.5     8.6     -3.0        8.6    -3.0
---------------------------------------------------------------------------------------------------------------
[Other]
Other                            124.4     133.5    7.3      133.8     7.5    65.9      5.4       66.0     5.6
   Domestic                      118.7     127.3    7.3      127.3     7.3    62.5      5.1       62.5     5.1
   Overseas                        5.7       6.2    8.4        6.5    13.3     3.4     11.9        3.5    15.9
       The Americas                0.6       0.6   -3.4        0.7     9.5     0.4      1.0        0.4     6.1
       Europe                      1.6       1.6   -0.8        1.8    11.6     0.9     -2.2        1.0     8.7
       Other                       3.5       4.0   14.8        4.0    14.8     2.1     22.2        2.1    22.2
---------------------------------------------------------------------------------------------------------------
Grand Total                    2,016.3   2,050.0    1.7    2,113.3     4.8   990.0      0.1    1,034.6     4.6
   Domestic                      876.6     900.0    2.7      900.0     2.7   430.0      2.0      430.0     2.0
   Overseas                    1,139.8   1,150.0    0.9    1,213.3     6.5   560.0     -1.3      604.6     6.6
       The Americas              557.7     566.1    1.5      584.3     4.8   276.2     -1.8      293.4     4.3
       Europe                    458.6     452.7   -1.3      494.6     7.9   221.8     -1.9      246.3     8.9
       Other                     123.5     131.2    6.2      134.4     8.8    62.0      3.6       65.0     8.7
---------------------------------------------------------------------------------------------------------------

*  Excluding foreign exchange impact

       Reference:                                                              Half year ending Sept.
                          Year ended Mar. 31, '10   Year ending Mar. 31, '11          30, '10
     Exchange rate               (Results)                 (Forecast)                (Forecast)
         US$ 1                   Yen 92.91                 Yen 90.00                 Yen 90.00
         EURO 1                  Yen 131.21                Yen 120.00                Yen 120.00

Each category includes the following product line:

Imaging Solutions         Digital PPCs, color PPCs, digital duplicators, facsimile machines, analog PPCs, diazo copiers, scanners, MFPs (multifunctional printers), laser printers and software
Network System Solutions  Personal computers, PC servers, network systems and network related software
Industrial Products       Thermal media, optical equipments, semiconductors, electronic component and measuring equipments
Other                     Digital camera and so on

                                      A4

-APPENDIX B-

[SCHEDULE 1] CONSOLIDATED sALES BY PRODUCT LINE

                                                      Year ended     Year ended     Year ended
                                                    March 31, 2008 March 31, 2009 March 31, 2009
------------------------------------------------------------------------------------------------
Imaging Solution Business                              1,709.4           1,598.6        1,516.1
Network System Solution Business                         200.0             234.4          274.0
Industry Business                                        144.3             115.5          101.6
Other Business                                           166.0             143.0          124.4
------------------------------------------------------------------------------------------------
Imaging Solution Business (%)                             77.0              76.4           75.2
Network System Solution Business (%)                       9.0              11.2           13.6
Industry Business (%)                                      6.5               5.5            5.0
Other Business (%)                                         7.5               6.9            6.2
                                                         100.0             100.0          100.0
------------------------------------------------------------------------------------------------

[SCHEDULE 2] CONSOLIDATED sALES BY GEOGRAPHIC AREA

                                                      Year ended     Year ended     Year ended
                                                    March 31, 2008 March 31, 2009 March 31, 2009
------------------------------------------------------------------------------------------------
Japan                                                  1,016.0             938.3          876.5
The Americas                                             434.7             502.8          557.6
Europe                                                   603.2             523.4          458.5
Others                                                   165.9             127.0          123.4
------------------------------------------------------------------------------------------------
Japan (%)                                                 45.8              44.9           43.5
The Americas (%)                                          19.6              24.0           27.7
Europe (%)                                                27.2              25.0           22.7
Others (%)                                                 7.4               6.1            6.1
Total                                                    100.0             100.0          100.0
------------------------------------------------------------------------------------------------

[SCHEDULE 3] GEOGRAPHIC SEGMENT INFORMATION

                                                      Year ended     Year ended     Year ended
Japan                                               March 31, 2008 March 31, 2009 March 31, 2009
------------------------------------------------------------------------------------------------
Net sales (Billions of yen)                            1,535.5           1,393.1        1,273.4
Operating income (Billions of yen)                       107.9              61.5           33.0
Operating income on net sales (%)                          7.0               4.4            2.2
------------------------------------------------------------------------------------------------

                                                      Year ended     Year ended     Year ended
The Americas                                        March 31, 2008 March 31, 2009 March 31, 2009
------------------------------------------------------------------------------------------------
Net sales (Billions of yen)                              435.7             506.7          560.0
Operating income (Billions of yen)                         2.3             -25.9          -11.8
Operating income on net sales (%)                          0.5              -5.1           -2.1
------------------------------------------------------------------------------------------------

                                                      Year ended     Year ended     Year ended
Europe                                              March 31, 2008 March 31, 2009 March 31, 2009
------------------------------------------------------------------------------------------------
Net sales (Billions of yen)                              604.8             523.5          463.0
Operating income (Billions of yen)                        39.0              19.4           30.1
Operating income on net sales (%)                          6.5               3.7            6.5
------------------------------------------------------------------------------------------------

                                                      Year ended     Year ended     Year ended
Others                                              March 31, 2008 March 31, 2009 March 31, 2009
------------------------------------------------------------------------------------------------
Net sales                                                317.5             265.6          245.9
Operating income                                          26.4              12.6           14.3
Operating income on net sales                              8.3               4.8            5.8
------------------------------------------------------------------------------------------------

                                      B1